UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 333-126179
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GERSTENSLAGER
DEFERRED PROFIT SHARING PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Worthington Industries, Inc.
200 Old Wilson Bridge Road
Columbus, OH 43085

PAGE
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE	3

SIGNATURES	4

FINANCIAL STATEMENTS	6-13

EXHIBIT INDEX	14

Exhibit 23(a) Consent of Independent Registered Public Accounting Firm — Meaden & Moore, Ltd.	15
EX-23.A

The following Financial Statements and Supplemental Schedule for the Gerstenslager Deferred Profit Sharing Plan are being filed herewith:

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GERSTENSLAGER DEFERRED PROFIT SHARING PLAN

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Dale T. Brinkman

Date: June 29, 2006		Dale T. Brinkman, Member

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Gerstenslager Deferred Profit Sharing Plan
Wooster, Ohio
We have audited the accompanying Statement of Net Assets Available for Benefits of GERSTENSLAGER DEFERRED PROFIT SHARING PLAN as of December 31, 2005 and 2004 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Gerstenslager Deferred Profit Sharing Plan as of December 31, 2005 and 2004 and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
MEADEN & MOORE, LTD.
Certified Public Accountants
May 5, 2006
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Gerstenslager
Deferred Profit Sharing Plan

	December 31
	2005	2004
ASSETS
Investments:
Contribution receivable	$1,026	$45,423

Investment in The Worthington Deferred Profit Sharing Plan Master Trust	11,284,421	11,779,810
Participant loans	29,273	32,447

	11,314,720	11,857,680

LIABILITIES	—	—

Net Assets Available for Benefits	$11,314,720	$11,857,680

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Gerstenslager
Deferred Profit Sharing Plan

	Year Ended December 31
	2005	2004
Additions to Net Assets Attributed to:
Contributions:
Employer	$181,287	$180,823
Employee	303,039	270,718

	484,326	451,541

Interest and dividend income	440,025	412,463
Net appreciation in fair value of investment held in the Worthington Deferred Profit Sharing Plan Master Trust	480,325	732,425

Total Additions	1,404,676	1,596,429

Deductions from Net Assets Attributed to:
Benefits paid to participants	1,947,351	1,860,505
Loan administrative fees	284	378

Total Deductions	1,947,635	1,860,883

Net Decrease	(542,960)	(264,454)

Net Assets Available for Benefits:
Beginning of Year	11,857,680	12,122,134

End of Year	$11,314,720	$11,857,680

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
Gerstenslager
Deferred Profit Sharing Plan
1	Description of Plan

The following description of Gerstenslager Deferred Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which began January 1, 2003, is a defined contribution plan covering all non-union employees of Gerstenslager (the Company) who meet the hour and age requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The trustee of the Plan is Fidelity Management Trust Company (the Trustee). Worthington Industries is the Parent of the Company.

The Plan is one of five plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”); the other plans are the Worthington Industries, Inc. Deferred Profit Sharing Plan, the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees, the Dietrich Industries, Inc. Salaried Employees Profit Sharing Plan and the Dietrich Industries, Inc. Hourly 401(k) Plan.

Prior to March 1, 2004, the Master Trust was comprised of four plans: Worthington Industries, Inc. Deferred Profit Sharing Plan, Worthington Steel (Malvern) Union Retirement Savings Plan, Gerstenslager Deferred Profit Sharing Plan and the Gerstenlager Union Retirement Savings Plan.

The accompanying financial statements reflect the Plan’s share of the fair value of the assets of the Master Trust. Under the provisions of the Master Trust Agreement, investments are allocated monthly to the participating plans on the basis of unit ownership at the close of the previous month.

Eligibility:

All non-union employees of the Company age eighteen and older and who are employed for 90 days are eligible to participate in the 401(k) component of the Plan. All non-union employees of the Company age eighteen and older and who are employed for one year are eligible to participate in the employer contribution component of the Plan.

Contributions:

Cash or Deferred Option [401(k)] — Participants may elect to defer up to 50% of their compensation to be contributed to the Plan by the Company.

NOTES TO FINANCIAL STATEMENTS
Gerstenslager
Deferred Profit Sharing Plan
1	Description of Plan, Continued

Contributions, Continued:

Employer Contributions — Effective January 1, 2005, the Sponsor will contribute to the Plan an amount equal to 3% of each eligible participant’s eligible compensation. As a safe harbor plan, the Company guarantees a minimum contribution of at least 3% of participants’ eligible compensation. Prior to January 1, 2005, the Company contributed to the Plan an amount based on a percentage of the operating profits of the Company. The contributions were allocated to the participants on a unit credit formula calculation. Participants received a unit credit for each year of continuous service and a unit for each $100 of compensation paid to the individual the previous calendar year.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan document.

Investment Options:

Participants direct their contributions among a choice of the Plan’s 15 investment options. All contributions are allocated to the designated investment options based upon the participants’ discretion, though, to the extent that participants receiving contributions have made no allocation election, the participants’ contribution is invested in the applicable Fidelity Freedom Fund.

Participants’ Accounts:

401(k) Accounts — Each participant’s account is credited with the participant’s elective contributions, employer contributions, earnings and losses thereon.

Rollover contributions from other plans are also accepted, providing certain specified conditions are met.

Vesting:

All participants are 100% vested in elective deferrals and Company contributions.

Participants’ Loans:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed 5 years with the exception of the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions.

NOTES TO FINANCIAL STATEMENTS
Gerstenslager
Deferred Profit Sharing Plan
1	Description of Plan, Continued

Other Plan Provisions:

Normal retirement age is 62 or when the sum of the participant’s age and years of service equals 70. The Plan also provides for early payment of benefits after reaching age 59-1/2 excluding the employer contribution.

Payment of Benefits:

Upon termination of service by reason of termination, retirement, death or total and permanent disability, a participant may receive a lump sum amount equal to the value of his or her account.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting.

Investment Valuation and Income Recognition:

The Master Trust’s investments are stated at fair value. Fair value for mutual funds and the commingled trust is determined by the respective quoted market prices. Worthington stock is a unitized stock fund that holds just Worthington common stock and cash. The stock is valued at net asset value, which is net assets divided by units outstanding. Loans are valued at cost, which approximates fair value. The Master Trust accounts for the change in the difference between the fair value and the cost of investments as unrealized appreciation in the aggregate fair value of investments.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

The Company pays substantially all administrative fees.

NOTES TO FINANCIAL STATEMENTS
Gerstenslager
Deferred Profit Sharing Plan
2	Summary of Significant Accounting Policies, Continued

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974.

3	Tax Status

The Plan Administrator has not yet applied for a determination letter with the Internal Revenue Service. However, the Plan Administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4	Investments

	2005	2004
Investments of Master Trust at Fair Value:

Registered investment companies	$189,606,658	$166,321,993
Common Collective Trusts	42,966,264	39,014,053
Worthington Industries, Inc. securities	27,105,643	32,123,192

	$259,678,565	$237,459,238

The Plan’s share of the investments held by the Master Trust is approximately 4% and 5% at December 31, 2005 and 2004, respectively. Each participating retirement plan has an undivided interest in the Master Trust. Investment income is allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

NOTES TO FINANCIAL STATEMENTS
Gerstenslager
Deferred Profit Sharing Plan
4	Investements, continued

Investment income for the Master Trust:

	2005	2004
Interest and dividend income	$8,178,591	$5,075,064

Worthington Industries, Inc. securities	(612,193)	3,138,931

Net appreciation in fair value of shares of registered investment companies and common collective trusts	9,855,060	13,669,996

	$17,421,458	$21,883,991

At December 31, 2005 and 2004, the Master Trust held 2,451,839 and 2,832,732, respectively, common shares of the Sponsor in a unitized investment fund held by the Trustee (Worthington Industries, Inc. Common Stock Fund). The Master Trust received cash dividends from the Sponsor of $960,234 and $1,016,206 for the years ended December 31, 2005 and 2004, respectively.

5	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee, therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.

The Plan offers Worthington Industries Stock as an investment option, as a result they qualify as a party-in-interest.

6	Recently issued Accounting Pronouncements

In December 2005, the FASB issued FASB Staff Position AAG-INV-A. The new pronouncement requires fully benefit-responsive contracts be valued at fair value instead of contract value. The pronouncement will be effective for the year ended December 31, 2006. The effect of this pronouncement on these financial statements has not been determined.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Gerstenslager
Deferred Profit Sharing Plan
EIN 34-0245610
Plan Number 004
December 31, 2005

(b) Identity of Issue,	(c) Description of Investment Including		(e)
Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$11,284,421
*Participant Loans	Notes receivable (interest at prevailing local rate)	N/A	29,273

			$11,313,720

*	Party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit 23(a)	Consent of Independent Registered Public Accounting Firm — Meaden & Moore, Ltd.	15